

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 2, 2007

By U.S. Mail and Facsimile

Mr. Richard M. Whiting
President and Chief Executive Officer
Patriot Coal Corporation
701 Market Street
St. Louis, Missouri 63101

Re: Patriot Coal Corporation
Amendment No. 2 to Registration Statement on Form 10
Filed September 17, 2007
File No. 1-33466

Dear Mr. Whiting:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have issued under separate cover comments related to your confidential treatment request received August 21, 2007. We note that you recently submitted an additional confidential treatment request. We will not be in a position to complete our review of your Form 10 until all outstanding issues, including the confidential treatment requests, have been resolved.

2. Please file all remaining exhibits. We note that the Credit Agreement must still be filed. At the time you file the credit agreement, revise the disclosure on page 123 accordingly to describe its material terms.

Material U.S. Federal Income Tax Consequences, page 28

3. Disclose explicitly when Peabody "expects to receive" the Section 355 ruling from the IRS.

Notes to Unaudited Pro Forma Combined Financial Statements, page 37

Note (d)

4. We note your response to prior comment five. Please refer to Instruction 4 of Rule 11-02(b)(8) and expand your disclosures relative to this adjustment to explain the new basis used to arrive at your estimates for the individual components of your adjustment. Please indicate if true, that the historical methodology used is no longer deemed reasonable by management. Please contact us if you wish to discuss.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

5. We note that you have included totals of your segment adjusted EBITDA for all periods presented for certain segments, including a reconciliation of this non-GAAP measure to net income. It appears you have omitted one of your segments to arrive at your total Segment Adjusted EBITDA.   Please modify your presentation of total Segment Adjusted EBITDA to include all segments you have identified and adjust your reconciliation to Net Income accordingly.

Management

Executive Officers, page 88

6. In Mr. Lushefski's biography provide the month and year he began work as a consultant to public and private companies. Provide the month in 2005 that he left Millenium Chemicals.

Our Relationship with Peabody After the Spin-off

Master Coal Supply Agreements, page 114

7. In view of Item 404(a), please describe in greater detail the terms of each of the master coal supply agreements, disclosing the material terms and identifying the ultimate third-party coal customer in each case. Clarify, if true, that the Peabody affiliates which have executed the contracts with Patriot, rather than the third-party coal customers, are liable for the payment of all amounts due Patriot under each agreement. Discuss the termination provisions and explain the risks if the third-party coal customers default or otherwise are released from their obligations under their contracts with Peabody. Also make clear whether Patriot will supply or deliver the coal directly to the third-party coal customer.

Coal Supply Agreement I and Coal Supply Agreement II, page 114

8. We note your response to prior comment 11. It appears that the base prices that you receive under each agreement could be material to investors, and this information also should be disclosed pursuant to Item 404(a) of Regulation S-K. Please expand your disclosure accordingly, or provide us with your analysis of why such information is not material to investors.

9. Due to the materiality of the contracts and in view of Item 404(a), please describe in greater detail the two supply agreements, disclosing the material terms and identifying the ultimate steam coal customer in each case. Clarify, if true, that the Peabody affiliates which have executed the contracts with Patriot, rather than the steam coal customers, are liable for the payment of all amounts due Patriot under each agreement. Discuss the termination provisions and explain the risks if the steam coal customers default or otherwise are released from their obligations under their contracts with Peabody. Also make clear whether Patriot will supply or deliver the coal directly to the steam coal customer.

Guarantees, page 115

10. Add appropriate Risk Factor disclosure to make clear the potential adverse consequences if the condition regarding Patriot's release from the guarantee obligations is waived and Patriot were to remain subject to the guarantees.

Indemnification and Limitation of Liability of Directors and Officers, page 122

11. Provide the information required by Item 702 of Regulation S-K in regard to the general effect of any contract under which directors or officers may be indemnified. We note that you have filed a Form of Indemnification Agreement as Exhibit 10.14.

Combined Financial Statements, page F-1

12. We note your response to prior comment 15. Please clarify how you determined that the revision to the 2006 tax provision to reflect the impact on your tax liability associated with Peabody's filing of its 2006 consolidated tax return was a revision as contemplated by paragraph 24 of SFAS 154. In doing so, please tell us why you do not believe that this change was either the correction of an error in previously issued financial statements or a change in accounting estimate.

Closing Comments

Please amend your filing in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, mining engineer, at (202) 551-3718, with any questions related to engineering disclosure. Please contact Donna Levy at (202) 551-3292, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: Rhett Brandon, Esq. (by facsimile)
        J. Cannarella
        K. Schuler
        T. Levenberg
        D. Levy